SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                               Intercallnet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45844R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Intercallnet, Inc.
                                 6340 NW 5th Way
                            Ft. Lauderdale, FL 33309
                                 (954) 935-0821
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                     6/24/02
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                (Page 1 of Pages)

CUSIP No.45844R105                     13D                    Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott Gershon

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable-Gift

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
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               7    SOLE VOTING POWER                  2,737,500
                                         (includes 75,000 shares underlying two
  NUMBER OF                              immediately exercisable warrants and
                                         100,000 shares owned by Reporting
   SHARES                                Person's wife)
               _________________________________________________________________
               8    SHARED VOTING POWER                         -0-
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
             9    SOLE DISPOSITIVE POWER
                                                       2,737,500
                                         (includes 75,000 shares underlying two
                                         immediately exercisable warrants and
  REPORTING                              100,000 shares owned by Reporting
                                         Person's wife)
   PERSON      _________________________________________________________________
              10   SHARED DISPOSITIVE POWER                     -0-
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,737,500 (includes 75,000 shares underlying two immediately exercisable warrants and 100,000 shares owned by Reporting Person's wife)
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.45844R105                      13D                   Page 3 of 4 Pages


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Item 1.  Security and Issuer.

     Common Stock, $.0001 par value of Intercallnet, Inc., a Florida corporation

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)        Scott Gershon

     (b)        6340 NW 5th Way, Fort Lauderdale, FL 33309

     (c) Director, Chief Executive Officer, Secretary and Treasurer of Intercallnet, Inc., an interactive multi-media contact center located at 6340 NW 5th Way, Ft. Lauderdale, FL 33309

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judjment, decree or final order enjoining future viololations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)        USA

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Item 3.  Source and Amount of Funds or Other Consideration.

     No consideration was involved in this transaction as the reported transaction involves a gift.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     Gift
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Item 5.  Interest in Securities of the Issuer.

     (a) Reporting Person beneficialy owns an aggregrate of 2,737,500 (includes 75,000 shares underlying two immediately exercisable warrants and 100,000 shares owned by Reporting Person's wife) of which he has sole voting and dispositive power.

     (b) No transactions have been affected during the past sixty days by the Reporting Person except as disclosed in Item 4 herein.

     (c)

     (d)

     (e)

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is a party to: (i) a lock-up agreement with Stanford Venture Captial Holdings, Inc. ("Stanford") whereby the Reporting Person has agreed through August 27, 2003 to not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Company's common stock (the "Securities") or securities convertible into or exchangeable or exercisable for any Securities now owned or hereafter acquired, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Stanford; and (ii) shareholders' agreement by and among the Issuer, Stanford and the Reporting Person which provides among other things, that the parties shall vote their shares so that the Reporting Person shall continue to serve as a member of the Board of Directors and the Reporting Person shall vote his shares so that Stanford shall have the right in any election of directors to select one representative to the Board of Directors.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit 4.5 Lock-up Agreement by and between Reporting Person and Stanford.

         Exhibit 4.6 Shareholders' Agreement by and among Reporting Person, Stanford and the Issuer.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        7/22/02
                                        ----------------------------------------
                                                         (Date)


                                                /s/ Scott Gershon
                                        ----------------------------------------
                                                       (Signature)


                                                Scott Gershon, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit 4.5


                             SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this "Agreement") dated as of February 28, 2002, is entered into by and among Intercallnet, Inc., a Florida corporation (the "Company"), Stanford Venture Capital Holdings, Inc., a Delaware corporation (the "Investor"), and Scott Gershon, individually, (the "Founder"). The Investor and the Founder are sometimes referred to herein individually as a "Shareholder" and collectively as the "Shareholders."

                                    RECITALS

WHEREAS, concurrent with the execution and delivery of this Agreement (or at the Closing if later), the Company is issuing and selling to the Investor 1,500,000 shares (the "Preferred Shares") of its Series A Convertible Preferred Stock, $0.0001 par value per share (the "Series A Convertible Preferred Stock") pursuant to the terms and conditions of that certain Series A Convertible Preferred Stock and Common Stock Purchase Warrant Purchase Agreement dated of even date herewith between the Company and such Investor (the "Purchase Agreement");

WHEREAS, the Preferred Shares are convertible at any time and from time to time into shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company at the option of the holder of record thereof; and

WHEREAS, the Shareholders and the Company have agreed that it is in their mutual best interest and in the best interest of the Company to provide certain rights, obligations and restrictions with respect to the Preferred Shares and/or shares of Common Stock now or hereafter owned by any Shareholder and any other voting capital stock of the Company or securities convertible into, exchangeable for or having rights to purchase voting capital stock of the Company (such voting capital stock, securities, Preferred Shares and Common Stock are hereinafter referred to collectively as "Stock").

NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements herein contained, and other valuable consideration, the receipt, adequacy and sufficiency whereof are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

                                    ARTICLE I
                              Corporate Governance
                              --------------------

1.1 Board of Directors. Commencing on the date of execution of the Purchase Agreement by and between the Company and the Investor and provided that the Investor purchases all of the Series A Convertible Preferred

Stock pursuant to the terms and conditions of the Purchase Agreement, and for so long as the Investor and/or its affiliates own at least ten percent (10%) of the Preferred Shares, each of the Founder and the Investor and/or its affiliates shall vote all of their respective capital stock of the Company and shall promptly take all other necessary or desirable actions within their respective control (whether in his or its capacity as a shareholder, director or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall promptly take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

                  (i) the Investor shall have the right in any election of directors to the Board of Directors to select one (1) representative (the "Investor Representative") to the Board of Directors;

                  (ii) the Founder shall continue to serve as a member of the Board of Directors;

                  (iii) in the event that any Investor Representative designated hereunder for any reason ceases to serve as a member of the Board of Directors or a committee thereof during his or her term of office, the resulting vacancy on the Board of Directors or committee shall be filled by a representative designated by the Investor; and

                  (iv) the Company shall pay the reasonable out-of-pocket expenses incurred by the Investor Representative in connection with the performance of his duties as a director, including, without limitation, attendance at meetings.

                                   ARTICLE II
                            Restrictions on Transfer
                            ------------------------

2.1 Restrictions on Transfer. No Shareholder (including transferees of Shareholders) shall transfer any shares of Stock, or any interest therein, whether by operation of law or otherwise, except in accordance with all of the provisions of this Agreement. As used in this Agreement, the term "transfer" shall include any sale, pledge, gift, exchange, assignment or other disposition of shares of Stock.

2.2 First Offer. If a Shareholder (the "Selling Shareholder") desires to transfer or receives an offer to sell any or all of such Shareholder's Stock (the "Offered Stock"), such Shareholder shall first give written notice (a "Transfer Notice") thereof to the Company, identifying the proposed transferee, the number of shares sought to be transferred, the proposed purchase price (the "Offered Price"), if applicable, the terms of the proposed transaction including the proposed transaction date and a copy of any written offer or other writing setting forth the terms and conditions of the proposed transaction. Such Transfer Notice shall constitute an irrevocable offer by the Selling Shareholder to sell all of the Offered Stock to the Company at the Offered Price and upon the same terms and conditions as the Selling Shareholder is willing to sell the Offered Stock to the proposed transferee. To the extent the consideration proposed to be paid by the proposed transferee consists of property other than cash, the reasonable cash equivalent of such property, and the manner of determining the same, shall be stated in such Transfer Notice. Once given, a Transfer Notice may not be modified or amended except with the written consent of the Company and the Investor (or its Permitted Transferees (as hereinafter defined)) holding at least two thirds of the Preferred Shares (including all Conversion Shares (as hereinafter defined)). Within the twenty (20) day period following the giving of the Transfer Notice (the "First Offer Period"), the Company may elect, by giving written notice of such election to the Selling Shareholder, to purchase all but not less than all of the Offered Stock.

2.3 Second Offer. If the Company does not elect to purchase all of the Offered Stock within the First Offer Period, the Company shall then transmit a copy of the Transfer Notice to the other Shareholder together with a statement that it has elected not to purchase the Offered Stock, and the Offered Stock shall thereby be offered by the Selling Shareholder to the other Shareholder (the "Principal Shareholder") for a period of twenty (20) days from the transmittal of such Transfer Notice to the Principal Shareholder (the "Second Offer Period"), for the same Offered Price and upon the same terms and conditions as set forth in the Transfer Notice. The Principal Shareholder (and/or his, her or its assigns) shall be initially entitled to elect to purchase such pro rata portion of the Offered Stock as the number of shares of Stock (on an as-converted basis) owned by such Principal Shareholder on the date of the commencement of the First Offer Period bears to the number of shares of Stock (on an as-converted basis) owned by all Principal Shareholders on such date.

If the Principal Shareholder does not elect, by notice in writing given to the Selling Shareholder within the Second Offer Period, to purchase all of the Offered Stock to which he or it is entitled, or if there is no such Electing Shareholder, then the Selling Shareholder shall be free to dispose of the Offered Stock within ninety (90) days of the end of the Second Offer Period (or if no Second Offer Period is required, then within ninety (90) days of the end of the First Offer Period) to the original proposed transferee, at a price not lower than the Offered Price, and upon the terms stipulated in the Transfer Notice in all material respects. However, as a condition to the effectiveness of such transfer, said transferee shall thereupon become a party to this Agreement as a Shareholder and, pursuant to Section 4.15, shall confirm such fact by executing a counterpart of this Agreement. If such Offered Stock is not so disposed of by the Selling Shareholder within such ninety (90) day period, the Selling Shareholder shall continue to hold such Stock subject to all of the terms and conditions of this Agreement and may not sell the Stock without again complying with all of the provisions hereof.

2.4 Certain Transfers Not Prohibited. Except as otherwise expressly provided herein, the restrictions on dispositions of Stock contained in this Agreement shall not be construed to prohibit the following transfers of Stock ("Permitted Transfers"):

         (a) transfers of Stock by a Shareholder to or among such Shareholder's Family Group (as defined below) or by will or the laws of descent and distribution to such Shareholder's Family Group ("Shareholder's Family Group" means an individual's spouse and lineal descendants, parents, grandparents and any family limited partnership or trust or other fiduciary relationship solely for the benefit of such individual and/or such individual's spouse, parents, grandparents and/or lineal descendants);

         (b)transfers of Stock upon the death of a Shareholder to his executors or administrators or legal successors, including without limitation trustee(s);

         (c) any transfer by the Investor to an "affiliate" of such Investor (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")), or any transfer of Stock by the Investor pro rata to persons owning beneficial interests in the Investor, or any transfer of Stock by the Investor pursuant to a registered offering in accordance with the Registration Rights Agreement, dated as of the date hereof, between the Company and the Investor; and

         (d)any transfer of Stock in accordance with Section 3.2 of this Agreement.

Any and all shares of Stock in the hands of any transferee pursuant to subsections (a) - (d) of this Section 2.5 (each a "Permitted Transferee") shall remain subject to this Agreement. Permitted Transferees under subsections (a) -
(d) of this Section 1.5 shall be deemed to be Shareholders for all purposes of this Agreement as if they had executed and delivered the Agreement.

                                   ARTICLE III
                                 Co-Sale Rights
                                 --------------

3.1 Tag Along Rights. (a) In the event that (x) a Shareholder (a "Transferring Shareholder") proposes to transfer all of the shares of Stock held by such Transferring Shareholder (except as otherwise provided below); (y) the other Shareholder has not exercised any rights pursuant to Article II; and (z) the Company has not exercised any rights pursuant to Article II, then such Transferring Shareholder shall deliver a written notice (the "Sale Notice") to the Company and to the other Shareholder, specifying in reasonable detail the identity of the proposed transferee(s) and the terms and conditions of the transfer. The Shareholder may elect to participate in the contemplated transfer by delivering written notice to the Transferring Shareholder within twenty (20) days after receipt by the Shareholder of the Sale Notice. If the other Shareholder elects to participate in such Transfer, the other Shareholder will be entitled to sell in the contemplated transfer, at the price per share of Common Stock offered by the proposed transferee in the transfer, for each share of Common Stock held by the other Shareholder electing to participate in the contemplated transfer on a fully- diluted as-converted basis (including, without limitation, in the case of the Investor, shares of Common Stock into which the Investor's Preferred Shares then held are convertible, the "Conversion Shares"), and otherwise on the same terms and conditions as the Transferring Shareholder, its pro rata portion of shares of Common Stock (including Conversion Shares, as applicable) based on the percentage of shares being sold by the Transferring Shareholder compared to the total shares held by the Transferring Shareholder on a fully-diluted, as converted basis.

         (b) The Transferring Shareholder shall use his or its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the other Shareholder in any contemplated transfer, to the extent the other Shareholder elects to participate in the manner set forth in (a) above, and no Transferring Shareholder shall transfer any of such Transferring Shareholder's shares to the prospective transferee(s) if the prospective transferee(s) declines to allow such participation of such other Shareholder.

         (c) The right of co-sale set forth herein shall not apply to any transfer to a Permitted Transferee pursuant to Section 2.5, but any and all shares of Stock in the hands of any Permitted Transferee pursuant to said subsection shall remain subject to this Agreement.

3.2 Obligation to Sell. In the event the Company or the Investor receive(s) a written bona fide offer from a third party to purchase all of the outstanding shares of Stock of the Company, regardless of the form of the proposed transaction, at the written request of the Company or the Investor (the "Selling Party"), as the case may be, each Shareholder (including any Permitted Transferee(s) of a Shareholder) must sell all of its shares of Stock, as the case may be, in the transaction, provided that such transaction is approved by (x) the holders of at least fifty percent (50%) of the outstanding shares of Series A Convertible Preferred Stock and (y) all of the outstanding shares of Common Stock held by the Founder. The Selling Party shall give to each Shareholder a notice (an "Obligation to Sell Notice") containing a description of the material terms of such proposed transaction including the name and address of the proposed transferee, the consideration per share offered by the proposed transferee, the payment terms and closing date, which shall be a date not less than sixty (60) days after the giving of the Obligation to Sell Notice, and including a copy of any written offer, letter of intent, term sheet or contract of sale. It shall be a condition of the obligation to sell under this Section 3.2 that all facts and circumstances and all material aspects of any transaction under this Section 3.2 shall be disclosed.

                                   ARTICLE IV
                                  Miscellaneous
                                  -------------

4.1 Filing of Agreement. A copy of this Agreement, as amended from time to time, shall be filed with and retained by the Secretary of the Company.

4.2 Company Designee. All rights granted to the Company by the terms of this Agreement may be exercised by such person, persons, entity or entities as the Board of Directors of the Company, in its sole discretion, shall designate acting by vote or unanimous written consent.

4.3 Reservation of Common Stock. The Company shall, at all times, have reserved the appropriate number of shares of Common Stock for the conversion of all outstanding Preferred Shares.

4.4 Endorsement of Stock Certificates. All certificates representing Stock owned by the Shareholders shall have conspicuously endorsed thereon a legend substantially as follows:

                              "TRANSFER RESTRICTED"

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE
         SUBJECT TO RESTRICTIONS UPON TRANSFER PURSUANT TO
         A SHAREHOLDERS AGREEMENT BY AND AMONG THE
         COMPANY AND ITS SHAREHOLDERS.  A COPY OF THE
         SHAREHOLDERS AGREEMENT MAY BE OBTAINED FROM THE

         COMPANY WITHOUT CHARGE UPON THE WRITTEN REQUEST OF THE
         HOLDER HEREOF.

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS (1) THEY ARE REGISTERED UNDER THE ACT OR
         (2) THE HOLDER HAS DELIVERED TO THE ISSUER AN OPINION OF COUNSEL, SATISFACTORY TO THE ISSUER AND ITS COUNSEL, TO THE EFFECT THAT THERE IS AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR THAT REGISTRATION IS OTHERWISE NOT REQUIRED.

4.5 Closing. Except as otherwise provided herein, whenever the Company or any permitted purchaser(s) hereunder, as the case may be, elects to purchase Stock pursuant to this Agreement, the Company or the Selling Shareholder, whichever is applicable, shall be given written notice of the election to accept an offer, specifying therein the date and place for the closing of the sale, which closing shall occur no later than thirty (30) days following such election. A copy of all such notices given by permitted purchasers hereunder shall be provided to the Company simultaneously with the giving of such notices. If either the Company or one or more permitted purchasers hereunder have elected to purchase Stock, all closings shall take place simultaneously and the closing date for the sale shall be the later of the dates chosen by the Company and such accepting purchaser(s). In the event that the purchase of the Stock is not consummated through no fault of the selling party on or before the closing date determined in accordance with the provisions hereof, the right of any party failing to purchase such Stock hereunder on such occasion shall expire.

4.6 Payment for Stock. Except as otherwise provided hereinafter with respect to certain purchases of Stock by the Company, all payments hereunder shall be made in cash, by certified cashier's or bank check, or by wire transfer of immediately available funds. To the extent that the proposed consideration to be paid by any proposed transferee as described in a Transfer Notice pursuant to
Section 2.2 consists of property other than cash, the purchase price under Sections 2.2 through 2.3, inclusive, of this Agreement shall be paid in cash in lieu of the fair market value of such non-cash consideration, or the fair value thereof if there is no market therefor.

4.7 Delivery of Stock and Documents. Upon the closing of a sale as herein provided, the seller shall deliver to each purchaser in exchange for payment of the purchase price: (a) the certificates for the Stock being sold, endorsed for transfer and bearing any necessary documentary stamps, and (b) such assignments, certificates of authority, tax releases, consents to transfer, instruments and evidence of title of the seller, and of his compliance with applicable state and Federal law, as may be reasonably required by counsel for each such purchaser.

4.8 Entire Agreement. This Agreement represents the complete agreement among the parties hereto with respect to the transactions contemplated hereby and supersedes all prior written or oral agreements and understandings.

4.9 Pronouns. Whenever the context of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and any reference to the singular or plural shall be interchangeable with the other.

4.10 Separability. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if any such invalid or unenforceable provisions were omitted.

4.11 Headings. The headings in this Agreement have been inserted for convenience of reference only and shall not constitute a part of this Agreement.

4.12 Adjustments. If there shall be any change in the Stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, anti-dilution, addition, combination or exchange of shares, or the like (any such event being an "Adjustment"), all of the terms and provisions of this Agreement shall apply to any new, additional or different shares or securities issued as a result of such Adjustment and the price and number of securities subject to the provisions hereof shall be adjusted accordingly.

4.13 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, on the date of transmittal of services via telecopy to the party to whom notice is to be given (provided the sender of such notice is provided with a printed confirmation of same), or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or via a nationally recognized overnight courier providing a receipt for delivery and properly addressed as set forth in Schedule
I. Any party may change its address for purposes of this paragraph by giving notice of the new address to each of the other parties in the manner set forth above.

4.14 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. Neither this Agreement nor any of its terms and conditions, rights and obligations may be assigned by any party hereto except with the prior written consent of all of the parties hereto, or except as otherwise expressly permitted herein.

4.15 Parties. Any person who acquires ownership of Stock of the Investor and/or the Founder (including shares of Stock hereafter issued to the Founder and/or the Investor) in accordance with the terms of this Agreement shall automatically become a party to this Agreement, as a Shareholder, and shall confirm such fact by executing, upon request of any of the parties hereto, a counterpart of this Agreement.

4.16 Failure to Comply with the Provisions of this Agreement. In addition to any other legal or equitable remedies which it or they may have, the Company and the Shareholders may enforce their rights under any provision of this Agreement by actions for specific performance (to the extent permitted by law) and each party hereto acknowledges and agrees that the parties hereto will be irreparably damaged in the event that this Agreement is breached. Further, the Company may refuse to transfer on its books record ownership of Stock which shall have been sold or transferred in violation of this Agreement or to recognize any transferee as one of the Company's shareholders for any purpose (including without limitation, for purposes of dividend and voting rights) until all applicable provisions of this Agreement have been complied with in full. All remedies provided by this Agreement are in addition to other remedies provided by law.

4.17 Waiver, Amendment and Termination. This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the parties hereto. This Agreement shall terminate with respect to all shares of Stock upon the closing of (a) a sale of all of the capital stock of the Company, or (b) the consummation of any transaction in accordance with the provisions of
Section 3.2 hereof.

4.18 Counterparts; Telecopier. This Agreement may be executed in multiple counterparts and via telecopier, each of which shall have the force and effect of an original and all of which together shall constitute but one and the same document.

4.19 Governing Law; Jurisdiction; Venue; Attorney's Fees. This Agreement is executed and delivered in the State of Florida, and this Agreement shall be governed by and construed in accordance with the laws of the State of Florida for all purposes and in all respects, without regard to the conflict or choice of law provisions of such state. Any action and/or proceeding relating to or arising out of this Agreement shall be brought solely in the federal and/or state courts located in Miami-Dade County, Florida. The prevailing party/parties in any such action and/or proceeding shall be entitled to recover its reasonable attorney's fees and costs from the other party.

4.20 Rule of Construction that Ambiguities to be Construed Against the Drafter of the Document not Applicable. In view of the fact that the parties to this Agreement have each been represented by their respective counsel in connection herewith, by their respective execution of this Agreement each of the parties hereto agrees and acknowledges that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable to this Agreement.

IN WITNESS WHEREOF, the Company and the Shareholders have executed this Shareholders' Agreement as of the day and year first above written.

                                            THE COMPANY:
                                            INTERCALLNET, INC.

                                            By: /s/ George Pacinelli
                                               ---------------------------------
                                                 George Pacinelli, President

                                            THE INVESTOR:
                                            STANFORD VENTURE CAPITAL HOLDINGS,
                                            INC.

                                            By:  /s/  James M. Davis
                                                --------------------------------
                                                  James M. Davis, President


                                            THE FOUNDER:
                                             /s/ Scott Gershon
                                            -------------------------------
                                            Scott Gershon

                                   Schedule I
                                   ----------
                             Shareholders' Addresses


                     Stanford Venture Capital Holdings, Inc.
                     201 South Biscayne Boulevard, Suite 1200
                     Miami, Florida 33131
                     Telecopy:  (305) 960-8535
                     Attention: James M. Davis, President


                     Scott Gershon c/o
                     Intercalllnet, Inc.
                     6340 NW 5th Way
                     Fort Lauderdale, Florida 3309
                     Telecopy:  (954) 315-3222

                                                                     Exhibit 4.6


                                                 February 28, 2002



Intercallnet, Inc. ("Company")
6340 N.W. 5th Way
Fort Lauderdale, Florida 33309

Stanford Venture Capital Holdings, Inc.
201 South Biscayne Blvd., Suite 1200
Miami, Florida 33133

Gentlemen:

         As an inducement to Stanford Venture Capital Holdings, Inc. ("Stanford") to execute the Series A Convertible Preferred Stock and Common Stock Purchase Warrant Purchase Agreement ("Purchase Agreement"), pursuant to which substantial funding will be provided to Intercallnet, Inc. (the "Company"), the undersigned hereby agrees that from the date hereof and until eighteen months thereafter (provided Stanford provides all financing required by the terms of the Purchase Agreement), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Company's common stock (the "Securities") or securities convertible into or exchangeable or exercisable for any Securities now owned or hereafter acquired, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Stanford (the "Lock-Up Agreement").

         Any Securities received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement. Any securities acquired by the undersigned in the open market will not be subject to this Lock-Up Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this undertaking.

         Notwithstanding anything herein to the contrary, in the event of any conflict between the

Intercallnet, Inc.
February 28, 2002
Page 2

terms of this Lock-Up Agreement and the terms and conditions of a Shareholders' Agreement dated February 28, 2002 by and between the Company, Stanford and the undersigned (the "Shareholders' Agreement"), the terms and conditions of the Shareholders' Agreement, shall govern.

         In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

         This undertaking shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This undertaking shall lapse and become null and void if Stanford does not provide all financing required by the terms of the Purchase Agreement. This undertaking shall also become null and void in the event the undersigned is no longer an officer and/or director and/or advisor and/or consultant of the Company.

                                         Very truly yours,


                                         /s/ Scott Gershon
                                         ---------------------------------------
                                         Signature of Securityholder



                                         Scott Gershon
                                         ---------------------------------------
                                         Name of Securityholder (please print)